UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ________

Commission file number 0-20900

COMPUWARE CORPORATION ESOP/401(k) PLAN

(Full title of the plan)

Compuware Corporation
31440 Northwestern Highway
Farmington Hills, Michigan 48334-2564

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive officers)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED MARCH 31, 2002 AND 2001:	
Statements of Assets Available for Benefits	2
Statements of Changes in Assets Available for Benefits	3
Notes to Financial Statements	4-7
SUPPLEMENTAL SCHEDULES AS OF MARCH 31, 2002:	
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Compuware Corporation, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Compuware Corporation
ESOP/401(k) Plan

(Name of Plan)

Date: September 25, 2002

By: Laura L. Fournier

Laura L. Fournier
Senior Vice President and
Chief Financial Officer

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895

Tel: (313) 396-3000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Trustees of the Compuware Corporation
ESOP/401(k) Plan
Compuware Corporation

We have audited the accompanying statements of assets available for benefits of the Compuware Corporation ESOP/401(k) Plan (the "Plan") as of March 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2002 and 2001, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

August 30, 2002

Deloitte
Touche
Tohmatsu

COMPUWARE CORPORATION ESOP/401(k) Plan

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2002 AND 2001

	2002	2001
ASSETS:		
Investments, at fair value (Notes 2 and 6):		
Common Stock - Compuware Corporation	$ 153,916,017	$ 115,304,429
Common Stock - Bank One	3,826,119	3,663,992
Mutual Funds:		
Short-term securities	31,669,275	28,018,860
Bonds (government and corporate)	24,291,656	21,828,212
Equity	226,015,942	217,174,354
Real estate	1,565,663	760,275
Participant loans	4,870,976	5,600,406
Total investments	446,155,648	392,350,528
Other receivable	37,875	26,193
ASSETS AVAILABLE FOR BENEFITS	$ 446,193,523	$ 392,376,721

See notes to financial statements.

COMPUWARE CORPORATION ESOP/401(k) Plan

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
ADDITIONS (REDUCTIONS) TO ASSETS ATTRIBUTABLE TO:		
Investment income (loss) (Notes 2 and 7):		
Interest and dividends	$ 5,407,815	$ 17,490,202
Net appreciation (depreciation) in fair value of Compuware Corporation common stock	38,881,361	(108,041,217)
Net appreciation in fair value of Bank One common stock	536,278	217,846
Net depreciation in fair value of Mutual Funds	(7,175,311)	(65,414,103)
Total investment income (loss)	37,650,143	(155,747,272)
Contributions (Note 7):		
Employee	41,432,206	46,250,145
Employer	10,656,736	10,685,000
Participant rollover	3,496,937	11,055,391
Plan mergers (Note 5)		5,987,205
Total contributions	55,585,879	73,977,741
Total additions (reductions)	93,236,022	(81,769,531)
REDUCTIONS IN ASSETS ATTRIBUTABLE TO:		
Benefits paid to participants (Note 7)	39,417,252	36,641,750
Administrative and other expenses	1,968	761
Total reductions	39,419,220	36,642,511
NET INCREASE (DECREASE)	53,816,802	(118,412,042)
ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	392,376,721	510,788,763
ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$446,193,523	$ 392,376,721

See notes to financial statements.

COMPUWARE CORPORATION ESOP/401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2002 AND 2001

1. GENERAL DESCRIPTION OF THE PLAN

The following description of the Compuware Corporation (the "Company") ESOP/401(k) Plan (the "Plan") provides only general information. The Plan document should be referred to for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan with two benefit features: an Employee Stock Ownership Plan ("ESOP") and a 401(k). The assets for both features are combined in a common trust. The ESOP covers all salaried and part-time hourly U.S. employees and certain full-time hourly U.S. employees. Effective April 1, 2000, participants classified by the Company as Tier I or Tier II Executives covered under the Employer's Executive Bonus Plan are not eligible for the ESOP portion of the Plan. The 401(k) covers all full-time and part-time U.S. employees of the Company who have completed one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Compuware Corporation has entered into a trust agreement with Fidelity Management Trust Company ("Fidelity") appointing Fidelity to act as trustee of the Plan.

Contributions - ESOP - Employer contributions to the ESOP are at the discretion of the Company's Board of Directors, subject to a maximum of 25% of eligible compensation. Contributions may be made in cash, in Company stock, or a combination of both. All employer contributions made during the 2002 and 2001 plan years were in the form of Company stock.

Contributions - 401(k) - Participants in the Plan may elect to defer up to 20% of their pay per pay period on a pre-tax basis, and up to 10% of their pay per pay period on an after-tax basis, with a combined maximum limit of 20% for investment in the Plan. The amount of pay deferral contributions for each participant is limited to $11,000 during the 2002 calendar year and $10,500 during the 2001 calendar year based on the applicable provisions of the Internal Revenue Code. Effective January 2002, participants who reach age 50 during the calendar year and are making the maximum Internal Revenue Service pre-tax contribution may make an additional pre-tax "catch-up" contribution of up to 50% of their eligible pay, per pay period. The maximum annual catch-up contribution for 2002 is $1,000 (will increase by $1,000 per year through 2006 and $500 per year after 2006).

Participants' Accounts - ESOP - Company contributions to the ESOP are allocated to eligible individual participant accounts based on each participant's compensation as a percentage of aggregate compensation of all participants.

Participants' Accounts - 401(k) - All Plan withholdings contributed to the Plan are deposited in each participant's account according to the investment option(s) selected by the participant. Earnings on investments, net of investment management fees, are allocated to participants' accounts based on each participant's account balance as a percentage of aggregate account balances of all participants.

Vesting - ESOP - Participants are vested based on the number of years of continuous service. Vesting begins after 3 years of service, with full vesting occurring after 7 years of service. In any year in which the Plan becomes top heavy, vesting begins after 2 years of service, with full vesting after 6 years. Forfeited shares are allocated to remaining participants in the same manner as Company contributions.

Vesting - 401(k) - All participant contributions and earnings thereon are fully vested.

Participant Loans - Participants may have only two outstanding loans at any time (one from the ESOP allocations and one from the remaining portion of their ESOP/401(k) Plan account, excluding certain amounts from Plan Mergers). The minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested 401(k) and/or ESOP source balance minus the highest outstanding loan balance in the past 12 months. Generally, loan terms range from six to sixty months. The loans are secured by the balance in the participant's account and bear interest at a rate as determined by the Plan administrator (Compuware) quarterly to be 1% above the Prime Interest Rate. Interest rates on loans currently outstanding range from 5.0% to 11.5%. Principal and interest is paid ratably through semi-monthly payroll deductions for salaried employees and via Fidelity's Loan Coupon Service for hourly employees.

Payment of Benefits - On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in the account, or payments over a certain period in equal regular installments not less frequently than annually. For payments of death benefits, the period shall not exceed a period of 5 years. For payments of benefits other than death benefits, the period shall not exceed a period of 10 years. Benefit payments from merged plans shall be payable in such other forms as were permitted under the terms of the merged plan from which they were transferred.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared in accordance with the principles generally accepted in the United States of America ("generally accepted accounting principles").

Investment Valuation - The Plan's investments are stated at fair value as of the financial statement date. Shares of registered investment companies are valued at quoted market prices which represent net asset value of shares held by the Plan at year-end. The Plan's investment in Company stock is valued at its quoted market price of $12.91 and $9.75 at March 31, 2002 and 2001, respectively. Participant loans receivable are valued at cost plus accrued interest which approximates fair value.

Net appreciation or depreciation in fair value of investments is determined using the fair value at the beginning of the year or purchase price, if acquired since that date, and is presented in the statement of changes in assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are reported as earned.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits at March 31, 2002 and 2001, and the reported amounts of changes in assets available for benefits during the years ended. Actual results could differ from those estimates. The Plan invests in various securities including mutual funds and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

Plan Expenses - Plan expenses consisting primarily of fees to the recordkeeper, are expensed when incurred. Certain other expenses are absorbed by the Plan sponsor.

Reclassifications - Reclassifications were made to the 2001 financial statements to conform with the 2002 presentation.

3. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

4. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 25, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. In March 2002, the Plan document as amended and restated effective April 1, 2001 was submitted to the Internal Revenue Service in application for a determination letter. This application is under review by the Internal Revenue Service. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN MERGERS

The following plans were merged with the Plan. All of the assets of the merged plans were transferred to the Plan, causing the dissolution of the merged plans. Each participant in the merged plans became eligible to participate in the Plan upon, or before, the effective date of the merger.

Name of Merged Plan	Effective Merger Date
BlairLake 401(k) Savings Plan	June 1, 2000
High Plains Solutions, LLC 401(k) Plan	June 1, 2000
CSA Employees' Retirement Plan	October 11, 2000

6. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's assets available for benefits are as follows:

	2002	2001
Compuware Corporation Common Stock:		
ESOP*	$ 130,380,676	$ 95,470,927
401(k)	23,535,341	19,833,502
Fidelity Equity Income Fund	27,544,134	24,472,630
Fidelity Diversified International Fund	22,440,634	23,116,029
Fidelity Mid-Cap Stock Fund	60,173,463	62,510,415
Fidelity Retirement Money-Market Fund	29,525,215	26,846,602
Spartan U.S. Equity Index Fund	63,606,458	64,046,540

*Non-participant directed

7. FUND INFORMATION

Participant contributions, employer contributions, investment income and benefits paid to participants are as follows for the years ended March 31, 2002 and 2001:

	Cash	Non-Participant Directed Compuware Corporation Common Stock ESOP	Non-Participant Directed Compuware Corporation Common Stock Loan	Participant Directed	Total
YEAR ENDED MARCH 31, 2002 -					
CONTRIBUTIONS:					
Employer		$ 10,656,736			$ 10,656,736
Employee				$ 41,432,206	41,432,206
Participant rollover				3,496,937	3,496,937
TOTAL CONTRIBUTIONS		$ 10,656,736	None	$ 44,929,143	$ 55,585,879
INVESTMENT INCOME	None	$ 31,909,361	$ 94,835	$ 5,645,947	$ 37,650,143
BENEFITS PAID TO PARTICIPANTS		$ 7,289,552	$ 29,185	$ 32,098,515	$ 39,417,252

	Cash	Non-Participant Directed Compuware Corporation Common Stock ESOP	Non-Participant Directed Compuware Corporation Common Stock Loan	Participant Directed	Total
YEAR ENDED MARCH 31, 2001 -					
CONTRIBUTIONS:					
Employer		$ 10,685,000			$ 10,685,000
Employee				$ 46,250,145	46,250,145
Participant rollover				11,055,391	11,055,391
Plan mergers				5,987,205	5,987,205
TOTAL CONTRIBUTIONS		$ 10,685,000	None	$ 63,292,741	$ 73,977,741
INVESTMENT INCOME (LOSS)	$ 1,716	$(101,125,412)	$ 139,342	$(54,762,918)	$(155,747,272)
BENEFITS PAID TO PARTICIPANTS		$ 5,867,289	$ 239,979	$ 30,534,482	$ 36,641,750

******

COMPUWARE CORPORATION ESOP/401(k) Plan

EMPLOYER IDENTIFICATION NUMBER - 38-2007430
PLAN NUMBER - 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (in shares)	(d) Cost	(e) Current Value
*	COMPUWARE CORPORATION COMMON STOCK	11,922,232	$ 104,855,605	$ 153,916,017
*	FIDELITY EQUITY INCOME FUND	547,924	27,308,488	27,544,134
*	FIDELITY DIVERSIFIED INTERNATIONAL FUND	1,147,859	23,058,077	22,440,634
*	FIDELITY DIVIDEND GROWTH	337,527	9,795,934	9,639,758
*	FIDELITY MID-CAP STOCK FUND	2,689,918	55,193,023	60,173,463
*	FIDELITY RETIREMENT MONEY-MARKET	29,525,215	29,525,215	29,525,215
*	SPARTAN U.S. EQUITY INDEX FUND	1,566,662	73,149,860	63,606,458
*	FIDELITY U.S. BOND INDEX	2,011,924	20,789,310	21,467,227
*	FIDELITY INSTITUTIONAL SHORT-INTERMEDIATE GOVERNMENT	228,822	2,138,948	2,144,060
*	JANUS WORLDWIDE	275,851	12,247,226	11,985,746
*	PIMCO FOREIGN BOND INDEX	89,196	927,903	926,749
*	JANUS TWENTY FUND	446,545	25,585,259	16,191,726
*	MAS MID-CAP GROWTH	529,204	13,161,991	8,700,116
*	MANAGERS SPECIAL EQUITY	23,621	1,644,294	1,683,736
*	STRONG HIGH-YIELD BOND	244,546	2,149,373	1,897,680
*	COLUMBIA REAL ESTATE	82,101	1,465,030	1,565,663
*	LORD ABBETT MID CAP FUND	224,635	3,754,057	4,050,171
	BANK ONE COMMON STOCK	91,578	5,855,603	3,826,119
*	LOANS TO PARTICIPANTS	5.0% - 11.5%	4,870,976	4,870,976
	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES		$ 417,476,172	$ 446,155,648

* Party-in-interest

EXHIBIT INDEX

Number	
23	Independent Auditors' Consent - Deloitte & Touche LLP

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895

Tel: (313) 396-3000
www.deloitte.com

EXHIBIT 23

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement No. 333-68808 of Compuware Corporation on Form S-8 of our report dated August 30, 2002, appearing in the Annual Report on Form 11-K of Compuware Corporation ESOP/401(k) Plan for the year ended March 31, 2002.

Deloitte & Touche LLP

Detroit, Michigan
September 25, 2002

Deloitte
Touche
Tohmatsu